Exhibit 99.3
PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON TUESDAY, JUNE 9, 2009
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Tuesday, June 9, 2009 in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2008 and the auditors’ report thereon;
2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;
3.	to elect the directors of the Corporation for the ensuing year;
4.	to consider an extraordinary resolution to approve the amalgamation of the Corporation and Esprit Exploration Ltd. and related matters;
5.	to consider an extraordinary resolution to authorize amendments to the Trust’s amended and restated trust indenture, dated June 18, 2008, the Corporation’s By-Law No. 1, enacted December 2, 2000, and the Corporation’s unanimous shareholder agreement, dated July 27, 2006 to increase the grant of responsibility and authority to the Corporation and to facilitate the internalization of Pengrowth’s management structure;
6.	to consider an ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust; and
7.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 5, 2009 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed April 23, 2009 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 5th day of May, 2009.
By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) “Laura Leong”	(signed) "Karen Biscope"
Corporate Trust Officer	Manager, Corporate Trust